Exhibit 99.1

PRESS RELEASE

AerCap Annual General Meeting of Shareholders Approves Appointment of Aengus Kelly to Succeed Klaus Heinemann as CEO

AMSTERDAM, The Netherlands, May 18, 2011 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced that today’s Annual General Meeting of Shareholders has approved the appointment of Mr. Aengus Kelly to succeed Mr. Klaus Heinemann as CEO and Member of the Board of Directors, effective from today, May 18, 2011.

Mr. Heinemann, who had chosen not to renew his contract as CEO and Member of the Board of Directors of AerCap Holdings N.V. (as previously announced in a press release on October 4, 2010), has also retired as a Member of the Board of Directors.

Mr. Aengus Kelly has been responsible for AerCap’s operations in North and South America as CEO of AerCap, Inc. since 2008. Prior to this appointment, he was the Group Treasurer of AerCap. He started his career in the aviation leasing and financing business with Guinness Peat Aviation (GPA) in 1998 and has continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam and Florida. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor’s degree in Commerce and a Master’s degree in Accounting and Finance from University College Dublin.

For more information about the AerCap Holdings N.V. Annual General Meeting of Shareholders and the composition of the Board of Directors and Management, please visit the company’s website at www.aercap.com.

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore, the United Arab Emirates and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com	Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com

www.aercap.com